Exhibit 99.1

Akanda Researching Security Requirements For Full Cultivation License

Toronto, Ontario--(Newsfile Corp. – November 13, 2025) - Akanda Corp. (NASDAQ: AKAN) (“Akanda” or the “Company”), is researching the security requirements and next steps for a full cultivation license through its cannabis operating subsidiary. Recently, the Company extended its option on its British Columbia asset for an additional two years. While the Company currently operates under its hemp cultivation license, Akanda plans to advance toward a full cultivation license for a range of potential THC products and, in parallel, intends to design and commence the build-out of Health Canada–compliant security measures at the site. This planned security program—anticipated to require enhanced perimeter controls, access management, continuous surveillance, secure storage, and related compliance protocols—is expected to support future licensing inspections and operational readiness for THC and CBD activities.

Over this two-year period, the Company is working to develop Tetrahydrocannabinol (THC) and cannabidiol (CBD) assets at the site and to sequence the security build to enable staged commissioning and regulatory engagement. Additional payments are expected to be made based on milestones achieved from the development. The milestones in the agreement include THC cultivation, sales of product, and CBD cultivation; completion of Health Canada–aligned security infrastructure is expected to be a key enabler for achieving these milestones and executing Akanda’s strategic vision with respect to its cannabis operating subsidiary, further solidifying its role in the global cannabis industry.

Analysts project Canada’s legal cannabis market to expand from roughly USD $3.25–$3.61 billion in 2024 to approximately USD $5.8–$7.2 billion by 2030 (about 10–12% CAGR), trends that Akanda hopes to exploit through the planned Health Canada–compliant site security, staged licensing, and scale-ready operations.

About Akanda Corp.

Akanda Corp., through its cannabis subsidiaries with operations in Canada, is dedicated to cultivating and distributing high-quality cannabis and wellness products that improve lives. Its mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

Company Contact

ir@akandacorp.com

Forward-Looking Statements

This press release may contain “forward-looking statements.” Such statements which are not purely historical (including but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) risks that could adversely affect Akanda or the expected benefits of its recent business acquisition (the “Transaction”) or that the approval of the stockholders of Akanda to authorize and issue its Class B Special Shares, or to approve the Transaction, is not obtained; (iii) failure to realize the anticipated benefits of the Transaction; (iv) the limited operating history of Akanda and its businesses; (v) the ability of Akanda and its subsidiaries to grow and manage growth effectively; (vi) the ability of Akanda and its subsidiaries to execute their business plans; (vii) estimates of the size of the markets for Akanda’s and its subsidiaries’ products and services; (viii) the rate and degree of market acceptance of Akanda’s products and services; (ix) Akanda’s ability to identify and integrate acquisitions; (x) future investments in technology and operations; (xi) potential litigation involving Akanda; (xii) risks relating to the uncertainty of projected financial information; (xiii) the effects of competition on Akanda’s businesses; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for Akanda’s products and services; (xvii) the ability to meet Nasdaq’s listing standards; (xviii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in connection with the Transaction or in the future; (xix) the ability of Akanda to manage its significant debt load and liabilities; and (xx) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda’s reports and statements filed from time-to-time with the Securities and Exchange Commission.